Filed Pursuant to Rule 424(b)(3)

Registration File No.: 333-278306

File No.: 811-23561

WILSHIRE PRIVATE ASSETS FUND

(the “Fund”)

Supplement dated November 13, 2025

to the Fund’s Class D Shares Prospectus, dated October 19, 2025 (the “Prospectus”).

This Supplement provides new and additional information beyond that contained in the Prospectus, and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this Supplement remains unchanged. Capitalized terms not otherwise defined in this Supplement have the same meaning as in the Prospectus.

Effective immediately, the Prospectus is hereby amended and supplemented as follows:

1. In the “Summary of Fees and Expenses” section of the Prospectus, the “Annual Expenses” table and the “Example” are hereby deleted and replaced with the following:

Class D
Annual Expenses (as a percentage of the Fund’s average net assets)
Management Fee (1)	1.25%
Other Expenses (2)	2.97%
Shareholder Servicing Fee	0.25%
Distribution Fee	0.60%
Other operating expenses	2.12%
Acquired Fund Fees and Expenses (3)	1.44%
Total Annual Fund Expenses	5.66%
Fee Waiver and/or Expense Reimbursement (4)	(0.87)%
Total Annual Expenses	4.79%

(1)	This fee is paid to the Adviser at the Master Fund level.

(2)	Other Expenses are based on estimated amounts for the current fiscal year and include all direct operating expenses of the Fund and all indirect operating expenses that the Fund bears through its investment in the Master Fund.

(3)	The Fund bears a share of the Master Fund’s expenses, which includes the fees and expenses of the Private Markets Investment Funds in which the Master Fund invests. Some or all of the Private Markets Investment Funds in which the Master Fund invests charge carried interests, incentive fees or allocations based on the Private Markets Investment Funds’ performance. The Private Markets Investment Funds in which the Master Fund invests generally charge a management fee of 1.00% to 2.00%, and approximately 15% to 20% of net profits as a carried interest allocation. The expense shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Private Markets Investment Funds (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Markets Investment Funds) after refunds, excluding any performance-based fees or allocations paid by the Private Markets Investment Funds that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Private Markets Investment Funds.

(4)	The Adviser has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Fund Operating Expenses (defined below) incurred by the Fund from exceeding 2.50% of the Fund’s average daily net assets until August 1, 2027, subject to automatic one-year renewals thereafter, and, in any event, the arrangement will remain in place for at least one year from the date of this Prospectus.

“Fund Operating Expenses” are defined to include all expenses incurred in the business of the Fund, either directly or indirectly through its investment in the Master Fund, provided that the following expenses (“excluded expenses”) are excluded from the definition of Fund Operating Expenses:

(a)	the Fund’s proportional share of (i) any acquired fund fees and expenses incurred by the Master Fund, (ii) short sale dividend and interest expenses, and any other interest expenses, incurred by the Master Fund in connection with its investment activities, (iii) fees and expenses incurred in connection with a credit facility, if any, obtained by the Master Fund, (iv) taxes paid by the Master Fund, (v) certain insurance costs incurred by the Master Fund, (vi) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Master Fund’s Portfolio Investments and other investments, (vii) nonroutine expenses or costs incurred by the Master Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, share repurchases and liquidations and (viii) other expenditures which are capitalized in accordance with generally accepted accounting principles; and

(b)	(i) any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), (ii) NFS expenses, if the Fund elects to utilize NFS auctions in a given year, (iii) any acquired fund fees and expenses, (iv) short sale dividend and interest expenses, and any other interest expenses incurred by the Fund in connection with its investment activities, (v) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (vi) taxes, (vii) certain insurance costs, (viii) transactional costs, including legal costs and brokerage fees and commissions, associated with the acquisition and disposition of the Fund’s Portfolio Investments and other investments, (ix) nonroutine expenses or costs incurred by the Fund, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, share repurchases and liquidations and (x) other expenditures which are capitalized in accordance with generally accepted accounting principles.

In addition, the Adviser may receive from the Fund the difference between the Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (a) at the time of the fee waiver and/or expense reimbursement and (b) at the time of the recoupment. This agreement will continue in effect until August 1, 2027, and shall thereafter continue in effect from year to year for successive one-year terms unless terminated by the Board or the Adviser. The agreement may be terminated: (i) by the Board, for any reason at any time; (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Fund; or (iii) automatically upon the termination of the Investment Advisory Agreement. If the agreement is terminated by the Adviser, the effective date of such termination will be the last day of the then-current term.

Example

You would pay the following fees and expenses on a $1,000 investment, assuming a 5.00% annual return, and the Fund’s operating expenses (including capped expenses for the period described in the footnote to the fee table) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class D	$48	$161	$272	$544

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.

DWP-SK-002-0100

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